Exhibit 99.1

Notice of Change of Status

National Instrument 51-102 – Continuous Disclosure Obligations

Pursuant to Section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), Black Mammoth Metals Corporation (the “Corporation”) hereby advises that, effective October 15, 2026, it ceased to be a “venture issuer” as defined in NI 51-102 as a result of the securities of the Corporation being listed on the Nasdaq Capital Market.

DATED this 23rd day of October, 2026.

BLACK MAMMOTH METALS CORPORATION

Per:	/s/ Dustin Henderson
Name: Dustin Henderson
Title: Chief Executive Officer and President